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                                                                     Exhibit 1.1
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]
                       CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                  ISSUE OF 236,634,212 NEW SHARES TO VODAFONE

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On 16 May 2002, China Mobile (Hong Kong) Limited (the "Company") entered into the Vodafone Subscription Agreement with Vodafone Group Plc and Vodafone Holdings (Jersey) Limited.

Pursuant to the terms of the Vodafone Subscription Agreement, the Company issued and Vodafone Holdings (Jersey) Limited subscribed for 236,634,212 ordinary shares of HK$0.10 each in the capital of the Company on 18 June 2002. The issue price per Subscription Share is HK$24.7217.

The Subscription Shares were issued under the general mandate to the directors of the Company at the annual general meeting held on 12 June 2001.

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On 16 May 2002, China Mobile (Hong Kong) Limited (the "Company") announced that it had entered into a subscription agreement (the "Vodafone Subscription Agreement") with Vodafone Group Plc ("Vodafone") and Vodafone Holdings (Jersey) Limited ("Vodafone Holdings") on the same day.

Pursuant to the terms of the Vodafone Subscription Agreement, the Company issued and Vodafone Holdings subscribed for 236,634,212 ordinary shares of HK$0.10 each (the "Shares") in the capital of the Company (the "Subscription Shares") on 18 June 2002. The Subscription Shares represent approximately 1.27% of the Company's issued share capital prior to the issue of the Subscription Shares and rank pari pasu with all the existing issued Shares. The Subscription Shares were issued under the general mandate to the directors of the Company at the annual general meeting held on 12 June 2001.

The issue price per Subscription Share is HK$24.7217, which is equal to the average closing price of the Shares on The Hong Kong Stock Exchange Limited for the 30 trading days prior to the date of the Vodafone Subscription Agreement.

The proceeds of the issue of the Subscription Shares is HK$5,850 million. As set out in the Company's announcement dated 16 May 2002 (the "Acquisition Announcement"), these proceeds will be used by the Company to finance part of the cash portion of the initial consideration of the total purchase price of the eight provincial mobile telecommunications companies in Mainland China proposed to be acquired by the Company (the "Acquisition"). Details of the Acquisition have already been set out in the Acquisition Announcement. Further announcement in relation to the Acquisition will be made by the Company after the extraordinary general meeting to be convened on 24 June 2002 for the purpose of approving the Acquisition.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.


                                                  By Order of the Board
                                              China Mobile (Hong Kong) Limited
                                                       Wang Xiaochu
                                            Chairman and Chief Executive Officer

Hong Kong, 18 June 2002

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